EXHIBIT 77D
for IDS Life Investment Series, Inc.


At the Board of Directors' meeting held on October 7th and 8th, 1998, the following investment policies were eliminated from all funds in the series:


     The Fund will not invest more than 5% of its net assets in warrants.

     The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.

At the same meeting, the following investment policies were eliminated from the IDS Life Aggressive Growth, IDS Life Growth
Dimensions and IDS Life International Equity Funds:

     The Fund will not pledge or mortgage its assets beyond 15% of total assets.

      The Fund will not invest more than 5% of its assets in securities of domestic or foreign companies, including any predecessors, that have a record of less than three years continuous operations.